SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas  77583


May 10, 2013


Amended Confidential Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


The registrant (Signal Advance, Inc.) is submitting responses to the SEC communication, dated May 1, 2013, which included the following comments following a review of the registrant's previous response the SEC communication, dated April 4, 2013, regarding proposed amendments to the confidential draft registration statement (DRS) on Form S-1.

The registrant has embedded responses to each of the comments herein below.
An amended confidential DRS on Form S-1 and updated exhibits will be submitted following your examination of the Issuer's responses.

1. We will continue to evaluate your responses to prior comments 1-2 and 11 when you amend your registration statement.

 Response: The revisions indicated in the response, dated April 18, 2013, to the comments 1,2 and 11, provided in the SEC communication, dated April 5, 2013, will be included in the next amendment to the Issuer's confidential draft registration statement (DRS) on Form S-1.


2. Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

 Response: the financial statements and related disclosures which will be included in the next amendment to the Issuer's confidential draft registration statement (DRS) on Form S-1, will be updated as required by Rule 3-12 of Regulation S-X.


Statement of Cash Flow, page 13

3. We note the proposed statement of cash flow included in your response dated April 5, 2013. Please revise to begin the statement of cash flow with the same net loss that is presented in your statements of income and retained earnings (accumulated deficit) on page 12, then adjust net loss by all non-cash expense items, including items paid in stock. Capital investment appears to be a non-cash item which should not be presented as a financing activity, but included under the supplemental disclosures of non-cash activities. Additionally, the conversion of $120,000 of trade payable debt for equity should be disclosed as a non-cash supplemental disclosure.

 Response: The Financials statements and related disclosures for years ending December 31, 2012 and 2011 are included in Exhibit A. The statements of Cash Flow, for the years ended December 31, 2012 and 2011, have been amended to conform to your recommendations.

The Issuer will await your opinion regarding the revised financial statements prior to proceeding with the audit of the restated financial statement and related disclosures for the years ending December 31, 2012 and 2012, and any 2013 interim reporting period(s).


With regards,

/s/ Chris M. Hymel
Chris M. Hymel

713 510 7445 (Office)
832 646 5564 (Cell)
chymel@signaladvance.com

EXHIBIT A: RESTATED FINANCIAL REPORTS

                           Signal Advance, Inc.
                              Balance Sheet
                     As of December 31, 2012 and 2011
                               (Restated)

                                                        2012          2011
                                                   ------------  ------------
ASSETS

  Current Assets
    Cash                                            $    8,110    $   12,918
                                                   ------------  ------------
      Total Current Assets                               8,110        12,918

    Equipment (net accumulated depreciation)             4,607         8,887
      - Note D

    Long-term Investments                               21,438        21,369

    Available for Sale Securities - Note C                  13         1,500
                                                   ------------  ------------
TOTAL ASSETS                                        $   34,168    $   44,674

LIABILITIES & SHAREHOLDERS' EQUITY

  Current Liabilities
    Loan from Shareholder                               31,303        33,269
    Trade Payable - Note F                                 -0-       120,000

      Total Current Liabilities                         31,303       153,269
                                                   ------------  ------------
        Total Liabilities                           $   31,303    $  153,269
                                                   ------------  ------------
    Shareholders' Equity

      Common stock - $0 par value, shares issued
         and outstanding:
             8,111,409, as of December 31, 2011
             8,403,659, as of December 31, 2012
               - Note H

      Paid-in Capital in excess of par               3,060,584     2,768,334

      Retained Earnings (Accumulated Deficit)       (3,057,720)   (2,876,929)
                                                   ------------  ------------

        Total Shareholders' Equity                       2,865      (108,599)
                                                   ------------  ------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY            $   34,168    $   44,674
                                                   ============  ============




                 See Accompanying Notes and Accountant's Report             F 2

                             Signal Advance, Inc.
        Statements of Income and Retained Earnings (Accumulated Deficit)
                   Years Ended December 31, 2012 and 2011
                                   (Restated)

                                                   Jan-Dec '12    Jan-Dec '11
                                                  -------------  -------------
REVENUES
  Consulting                                             4,205   $     45,000
  Other Income                                           6,288         35,000

COST OF SALES                                              -0-            -0-
                                                  -------------  -------------

GROSS PROFIT                                            10,313         80,000
                                                  -------------  -------------

EXPENSES
  General, Selling and Administrative                   30,239         34,035
  Intellectual Property - Note B                        58,638        121,351
  Professional Services                                 62,517         32,237
  Research and Development                              33,000         45,000
  Depreciation                                           5,292          8,052
                                                  -------------  -------------

TOTAL EXPENSES                                    $    189,686   $    240,675
                                                  -------------  -------------

    NET ORDINARY INCOME (LOSS)                        (179,373)      (160,675)

OTHER INCOME (EXPENSE)
  Adjustment for Impairment - Note C                    (1,487)       (23,500)
  Gain (Loss) on Equity Investments                         69            -0-
                                                  -------------  -------------

TOTAL OTHER INCOME (EXPENSE)                            (1,418)       (23,500)

    NET INCOME                                    $   (180,791)  $   (184,175)
                                                  =============  =============

BEGINNING ACCUMULATED DEFICIT                        2,876,930      2,692,755

ENDING ACCUMULATED DEFICIT                           3,057,721      2,876,930


Net loss per common share - basic and diluted             0.36           0.35

Shares used to calculate net loss per common         8,403,659      8,111,409
  share - basic and diluted (total issued
  and outstanding less treasury) - Note H






               See Accompanying Notes and Accountant's Report               F 3

                             Signal Advance, Inc.
                            Statement of Cash Flow
                   Years Ended December 31, 2012 and 2011
                                  (Restated)

                                                      Jan-Dec 12   Jan-Dec 11
                                                      ----------   ----------
      OPERATING ACTIVITIES
        Net Income (Loss)                              (180,790)    (184,174)

        Adjustments to reconcile Net Income
        to net cash provided by operations:
          Accounts Receivable                                            109
          Depreciation                                    5,292        8,051
          Non-Cash Expenses (Services Rendered
           in Exchange for Equity)                      109,000       66,667
                                                      ----------   ----------
      Net cash provided by Operating Activities         (66,499)    (109,346)

      INVESTING ACTIVITIES
        Fixed Assets                                     (1,012)        (607)
        Available for Sale Securities                     1,487       (1,500)
        Long-Term Investments                               (69)
                                                      ----------   ----------
      Net cash provided by Investing Activities             407       (2,107)

      FINANCING ACTIVITIES
        Capital Investment (Sale of Common Stock)        63,250       10,000
        Short Term Loan                                  (1,966)      (8,005)
        Trade Payable                                  (120,000)     120,000
        Conversion of Trade Payable Debt to Equity      120,000
                                                      ----------   ----------
      Net cash provided by Financing Activities          61,284      121,995
                                                      ==========   ==========

    Net cash increase for period                         (4,808)      10,541

    Cash at beginning of period                          12,918        2,378
                                                      ----------   ----------

Cash at end of period                                     8,110       12,918
                                                      ==========   ==========

SUPPLEMENTAL DISCLOSURES

   Interest Expense                                       2,704        3,942
   Non-Cash Investment
     Services Rendered in Exchange for Equity:          109,000       66,667
     Conversion of Trade Payable Debt to Equity:        120,000
                                                      ----------   ----------
                                                        229,000       66,667






                See Accompanying Notes and Accountant's Report              F 4

                             Signal Advance, Inc.
                Statement of Changes in Shareholders' Equity
                   Years Ended December 31, 2012 and 2011
                                 (Restated)


                   Common Stock     Additional  Net Other                   Total
                ------------------  Paid-in

    Comprehensive

Accumulated  Shareholders'

               Shares    Amount   Capital     Gain/(Loss)    Deficit      Equity
                --------- --------  ----------  -------------  -----------  -------------
Balance as of
Dec. 31, 2010   8,081,409        -    2,691,667             -   (2,692,755)        (1,088)

Shares Issued      30,000        -       76,667             -            -         76,667

Net Other
Comprehensive
Gain(Loss)             -         -           -        (23,500)           -        (23,500)

Net Income(Loss)       -         -           -              -     (160,675)      (160,675)

Treasury Stock         -         -           -              -            -              -
                ---------- ---------  ---------  -------------  -----------  -------------

Balance as of
Dec. 31, 2011    8,111,409       -    2,768,334       (23,500)  (2,853,430)      (108,596)
                ========== =========  =========  =============  ===========  =============

Shares Issued      292,250       -      292,250             -            -        292,250

Net Other
Comprehensive
Gain (Loss)


  (1,418)           -         (1,418)

Net Income(Loss)                                                  (179,373)      (179,733)

Treasury Stock          -        -           -              -            -              -
                ---------- ---------  ---------  -------------  -----------  -------------

Balance as of
Dec. 31, 2012    8,403,659            3,060,584       (24,918)  (3,032,803)         2,863
                ========== =========  =========  =============  ===========  =============

 - Note H









                See Accompanying Notes and Accountant's Report               F 5

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization: Signal Advance, Inc. (the Company) is currently conducting operations. Signal Advance, Inc., incorporated in Texas on June 4, 1992, is an engineering product and procedure development and consulting firm focused on the application of emerging technologies for biomedical applications. The Company has significant experience in computer technology, distributed information systems, and data acquisition and analysis systems, as well as, medical education and medical-legal litigation support. The Company has focused its resources on the improvement of electrophysiological signal acquisition systems through the development and refinement of its proprietary "Signal Advance" technology which has potential application in a wide range of additional biomedical applications, as well as applications outside of biomedicine.

Restatement of Financial Statements: The accompanying balance sheets of Signal Advance, Inc., as of December 31, 2012 and 2011, and the related statements of income and retained earnings (accumulated deficit), cash flows and changes in stockholders' equity for the years then ended, have been restated in order to expense, rather than capitalize, the following:
    1) the cost of acquisition of intellectual property in 2008 as the transaction was between entities under common control (FASB 50-30-5),
    2) costs of research and development in prior years, and
    3) costs to pursue and obtain intellectual property protection.

The overall effect is the elimination of the intangible (intellectual) property asset of approximately $1.9M along with a concomitant increase in the accumu-lated deficit as of December 31, 2012. In addition, intellectual property expenses of $58,638 and $121,351, for the years ended December 31, 2012 and 2011, respectively, are included in the statements of income and retained' earnings (Accumulated Deficit) for years ended December 31, 2012 and 2011.

Impairment: The Company amortizes intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortized intangible assets are tested for impairment based on undiscounted cash flows, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested annually for impairment and written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented (FASB ASC 350-30).

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in Financial Statement Preparation: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts and all adjustments, that, in the opinion of management and based on management's best estimates and judgments, are necessary to make the financial statement not misleading. Actual results could differ from those estimates.


     Accompanying Notes are an Integral Part of the Financial Statements   F 6

Available for Sale Securities: The Company holds certain investments that are treated as available-for-sale securities (FASB ASC 320-10-25) and stated at their fair market values. All investments are available for current operations and are classified as other assets in the balance sheet. Unrealized holding gains and losses are included as a component of other comprehensive income
(loss) until realized (FASB ASC 320-35-1). Realized gains and losses are determined by the specific identification method and are included in 'Other Income (Loss)' in the income statement.

Research and Development:

Research and development costs are expensed as incurred until technological feasibility can be determined (FASB ASC 730-10-25). Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval, marketability, licensing, lease, or sale when the net present value and useful life is able to be determined. Payments made to third parties subsequent to the aforementioned events are capitalized. Amounts capitalized for such payments are included in other intangibles, net of the accumulated amortization, if their useful lives can be determined.

Revenue Recognition:

The Company revenues are generated by:
   1) Providing consulting services;
   2) Licensing intellectual property; and
   3) Providing consulting services to licensees to facilitate implementation.

Revenue is not recognized until it is realized or realizable and earned (FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraphs 83-84). In accordance with ASC 605, 'Revenue Recognition,' the company recognizes as revenue the fees charged clients as referenced below because 1) persuasive evidence of an arrangement exists, 2) the fees charged as royalties and/or for services are substantially fixed or determinable during the period in which services are provided or royalties are collected, 3) the company and its clients understand the specific nature and terms of the agreed upon transactions and 4) collectability is reasonable assured after services have been rendered, or according to a royalty payment schedule.

Consulting Revenue - The Company generates revenues by providing engineering, scientific and medical/legal consulting services. Services are charged at an hourly rate and clients are charged and revenue is recognized monthly.

License Revenue - As part of the Company's business model and as a result of the company's on-going investment in research and development, the company licenses and sells the rights to certain of its intellectual property (IP) including internally developed patents, trade secrets and technological know-how. The typical license will call for a non-refundable initiation fee, escalating minimum royalties to be paid before a given product is marketed, and continuing royalties based on gross sales once marketing has begun, confirmed by annual audits. The license will also include a set amount of time for consulting. Licensees will also be required to participate in patent maintenance and defense.



    Accompanying Notes are an Integral Part of the Financial Statements     F 7

Certain transfers of IP to third parties may be licensing/royalty-based, transaction-based, or other forms of transfer. Licensing/royalty-based fees involve transfers in which the company earns the income over time, as a lump-sum payment or the amount of income is not fixed or determinable until the licensee sells future related products (i.e., variable royalty, based upon licensee's revenue). Accordingly, following delivery and or legal conveyance of rights to the aforementioned IP to the client, and following inception of the license term, revenue is recognized in a manner consistent with the nature of the transaction and the earnings process.

Combined License/Consulting Revenue - in certain circumstances the license agreement will also include consulting services to facilitate the use of the Company's IP, in which case the arrangement may include multiple deliverables. If the client is dependent on the consulting services of the Company to bring value to the license then the license and consulting services will be con-sidered a single unit of accounting. If, however, the license has value to the client, independent of the consulting services provided by the Company, then each deliverable has value on a standalone basis. As such each delivered item or items shall be considered a separate unit of accounting (FASB ASC 605-25).

Alternatively, license terms may contain a citation of milestones of achievement by the licensee. Each milestone may be tied to an increase in the minimum royalty. For example, biomedical milestones may include completion of animal trials, submission and then approval of 510K applications or pre-market approval by the FDA. Each licensee pursuing a biomedical application will be expected to develop its own clinical data to secure such pre-market notification (510k) or approval. Under these circumstances, the deliverable, or unit of accounting, consideration may be contingent on the substantive achievement of one or more milestones. As such, revenue is recognized in its entirety in the period in which the milestone is achieved (FASB ASC 605-28).

In 2011, the Company recognized $45,000 for consulting services. In addition, a cash award (for placing first in the Goradia Innovation prize competition) in the amount of $35,000 was recognized as other income.

In 2012, the Company recognized $4,025 in revenue for consulting services and $6,288 as other income (reimbursed expenses).

Property, Plant and Equipment:

Fixed Assets (land, buildings and equipment) are carried at cost less accumu-lated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the Modified Accelerated Cost Recovery System (MACRS) method. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.











    Accompanying Notes are an Integral Part of the Financial Statements     F 8

Income Taxes:

The Company takes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allow-ances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization (FASB ASC 740). As of December 31, 2012, the Company recorded a valuation allowance that reduced its deferred tax assets to zero.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities can occur in the near term and that each change could materially affect the amounts reported in the financial statement.

Going Concern:

The Company is currently conducting operations. However, it has not yet gener-ated sufficient operating revenue to fund its development activities to date. As such, the Company has relied on funding by the Company's President and the sale of its common stock. There is a substantial doubt that the Company will generate sufficient revenues in future years to meet its operating cash requirements. Accordingly, the Company's ability to continue operations in the short-term depends on its success in obtaining equity or debt financing in an amount sufficient to support its operations. This could raise doubt as to its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


NOTE B - INTELLECTUAL PROPERTY

Intellectual property protection is being pursued for the specifically identifiable intellectual property (IP) termed Signal Advance technology. The following table lists the patent applications and issued patents and their respective status:

  Patent Office  Patent/Appl. No.   Status
  -------------  -----------------  -------------------------------------------
  United States  20110184650        Notice of Allowability issued Mar. 2013
  China          ZL 200880015288.2  Cert. of Invention Patent issued Oct. 2012
  Europe         EP 08 75 4879.8    Under examination
  Mexico         MX/A/2009/00921    Not yet examined
  India          3465/KOLNP/2009    Not yet examined

Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.


     Accompanying Notes are an Integral Part of the Financial Statements    F 9

The IP derives from an assignment of the IP in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications.

  As ASSIGNEE, the Company is responsible for:

    1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;
    2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;
    3) make its best efforts to: a) develop and market assigned products and services, and b) increase and extend the commercialization of assigned products, and,
    4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent

The assignment was privately negotiated between the Company's President, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration to acquire the IP rights, in the form of equity (specifically 525,000 (post-split) shares of SAI common stock, to date) was expensed as the assignment is considered transaction between entities under common control (FASB ASC 805-50-30-5,6). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). Additional contingent payments are due on achievement of IP protection milestones by the Assignor, including 1) notice of allowance for the patent application ($1.0M) and 2) issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. Any such contingent payments will also be expensed. However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales and/or license fees as follows:
a) <$10M: 6%; b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-
payment is the termination of the assignment.

The costs incurred in pursuit of domestic and international patent and trademark protection for Signal Advance technology are expensed (included as "Intellectual Property" under expenses on the Statements of Income and Retained Earnings (Accumulated Deficit) for the years ended December 31, 2012 and 2011. These costs to prepare and prosecute patent applications and protect the IP, include filing fees, fees for consultants, experts, advisors and patent attorneys, including foreign associates, patent applications, claims and other amendments, responses to office actions, etc. Any patent infringement case may hinder the Company's ability to generate revenues.


NOTE C - AVAILABLE FOR SALE SECURITIES

Cost and fair value of available for sale securities (acquired Jan. 10, '11) as of Dec. 31, 2012 are as follows:

                                       Cost Gross  Gain(Loss)  Fair Value
                                       ----------  ----------  ----------
Equity Securities Available for Sale     $25,000     (24,987)     $13



     Accompanying Notes are an Integral Part of the Financial Statements   F 10

NOTE D - EQUIPMENT

Property and equipment are summarized as follows:

                                            Jan-Dec'12     Jan-Dec'11
                                           ------------   ------------
       Fixed Assets (Cost/Basis)              123,783        122,772
       Less: Accumulated Depreciation        (119,117)      (113,885)
       Net Book Value                      $    4,607     $    8,887

Depreciation expense in the years ended December 31, 2012 and 2011 were 5,292 and $8,051, respectively.


NOTE E - INCOME TAXES

Operating Loss Carry-Forwards As of December 31, 2012 the Company has a net operating tax loss carry-forward of $ 179,372. Other loss carry-forwards from previous periods may be offset against future federal income taxes. If not used, loss carry-forwards will expire as follows:

          Year    Operating Losses           Year     Operating Losses
          ----    ----------------           ----     ----------------
          2022          108,119              2028         1,443,756
          2023          104,123	             2029           306,926
          2024          114,901              2030            32,146
          2025           52,988              2031           160,674
          2026          218,176              2032           179,372
          2027          256,471

Deferred Tax Asset:

A valuation allowance was not recognized for the full amount of the deferred tax asset because, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Tax Depreciation:

The Company uses the Modified Accelerated Cost Recovery System (MACRS) for depreciation of property for tax purposes.


NOTE F - TRADE PAYABLE

The President of the Company has provided on-going services in exchange for equity reflected by the trade payable. The conversion of the debt to equity in the company will be at a conversion rate negotiated and approved by the Board of Directors.









   Accompanying Notes are an Integral Part of the Financial Statements     F 11

NOTE G - FACILITIES LEASE

The Company currently leases office space, from its president, on a month to month based at a rate of $700 per month. The following is a schedule of future minimum payments for 4 years under the above operating lease as the year ended December 2012.
                         Year       Amount
                        ------     --------
                         2013      $ 8,400
                         2014        8,400
                         2015        8,400
                         2016        8,400
                                   --------
                Four Year Total:   $33,600

Rental expense amounted to $8,400 for the years ending December 31, 2012 and 2011, respectively.


NOTE H - REVERSE STOCK SPLIT

In July, 2011, following approval by the Shareholders in May 2011, the Board of Directors voted to affect a one for four reverse split of its common shares. A 'Resolution Relating to a Series of Shares' was submitted to the Texas Secretary of State, pursuant to The Texas Business Organizations Code, section
21.115. The reverse split became effective on September 1, 2011. Fractional shares were rounded up to whole shares. Prior to the reverse split, the common stock shares issued and outstanding totaled 32,603,325. As of December 31, 2011, following the four for one (4/1) reverse split, 8,111,409 shares of common stock were issued and outstanding. Financial Reports for period preceding the reverse stock split were adjusted retroactively.


























   Accompanying Notes are an Integral Part of the Financial Statements     F 12

                            SUPPLEMENTAL INFORMATION

                     Years Ended December 31, 2012 and 2011


                            Signal Advance, Inc.
         Schedules of General, Selling and Administrative Expenses
                   Years Ended December 31, 2012 and 2011


                                       Jan-Dec '12   Jan-Dec '11
                                       ===========   ===========

          Automobile Expense            $   2,066      $     88
          Bank Service Charges                112            94
          Dues and Subscriptions               37           100
          Education/Training                    7         2,969
          Employee Benefits                 4,683         2,661
          Fees/Licenses                       -0-           351
          Insurance                           422           -0-
          Interest Expense                  2,704         3,942
          Maintenance and Repairs             872           759
          Marketing/Advertising               650           650
          Meals/Entertainment                 389           281
          Office Supplies                     288           120
          Postage and Delivery                192           249
          Rent - Note G                     8,400         8,400
          Taxes                               100           -0-
          Telephone                         1,755         3,995
          Travel                            5,361         6,701
          Utilities                         2,222         2,676
                                       -----------   -----------

                                        $  30,239     $  34,035






















              See Accompanying Notes and Accountant's Report            F 13